SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20459

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

EMC INSURANCE GROUP INC.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

268664109

(CUSIP Number of Class of Securities)

Gregory M. Shepard

7028 Portmarnock Place

Lakewood Ranch, FL 34202

(941) 306-5368

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of person(s) filing statement)

Copy to:

Eric M. Fogel, Esq.

SmithAmundsen LLC

150 N. Michigan Ave., Suite 3300

Chicago, IL 60601

(312) 894-3325

March 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box  ☐.

CUSIP No. 268664109

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF REPORTING PERSON Gregory M. Shepard
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF, BK
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,100,000
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 1,100,000
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.09%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

ITEM 1.	SECURITY AND ISSUER.

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the common stock, $1.00 par value (the “Shares”), issued by EMC Insurance Group Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (as previously amended, the “Schedule 13D”) to furnish additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following at the end thereof:

On March 25, 2019, the Filing Person sent a letter to Issuer’s Special Committee of the Board of Directors (the “March 25 Letter”). A copy of the March 25 Letter is attached hereto as Exhibit 7.6 and is incorporated by reference herein.

The Special Committee of the Issuer’s Board of Directors did offer to hear Filing Person’s views on valuations. See the correspondence attached hereto as Exhibit 7.7, which is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.6 Letter dated March 25, 2019, from the Filing Person to the Special Committee of the Board of Directors of the Issuer.

Exhibit 7.7 Sandler O’Neill emails to the Filing Person dated February 1, February 25 and March 5, 2019; letter from SmithAmundsen LLC to Wilkie Farr & Gallagher LLP dated March 5, 2019; letter from Wilkie Farr & Gallagher LLP to SmithAmundsen LLC dated March 6, 2019; and email from Wilkie Farr & Gallagher LLP to SmithAmundsen LLC dated March 22, 2019.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 25, 2019

/s/ Gregory M. Shepard

Gregory M. Shepard